FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2005
GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)
GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☑

1/16

Gemplus reports strong third quarter 2005 results: operating margin well on track to reach 2007 10% target
Press Release — Financial statements
SIGNATURE

Gemplus reports strong third quarter 2005 results:
operating margin well on track
to reach 2007 10% target
Third quarter 2005 highlights:
•	Substantial improvement in operating margin, to 8.6%.

•	Robust growth in all core businesses: net sales up 15.5% year-on-year (incl. Setec).

•	Strong increase in attributable net income, to 20.9 million euros.

•	Solid free cash flow of 28.2 million euros, excluding non-recurring items.
Luxembourg, October 26, 2005 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, today reported results for the third quarter ended September 30, 2005.

In millions of euros	Q3 2005	Q3 2004	Year-on-year change

Net sales	247.9	214.7	+15.5%
Adjusted for currency fluctuations, disposals and acquisitions			+7.5%

Gross profit	82.8	64.0	+29.4%
Gross margin	33.4%	29.8%	+3.6 ppts

Operating expenses	61.5	64.1	–4.1%
Operating income	21.3	–0.2	NM
Operating margin	8.6%	–0.1%	+8.7 ppts

Attributable net income	20.9	–8.5	NM

Free cash flow excluding non-recurring items[1]	28.2	12.2	+131.6%

Cash and cash equivalents	400.8	389.2	+3.0%

Per share data (in euros)

Earnings per share (fully diluted)	0.03	–0.01	NM

Commenting on the performance for the third quarter 2005, Alex Mandl, President and Chief Executive Officer, said: “This was the tenth consecutive quarter of continuous strong progress for Gemplus. The top line grew at 15%, with robust growth in all core businesses. Year-to-date operating income grew fivefold. With an operating margin of 8.6% for the third quarter 2005, our 2007 target of 10% is clearly within our reach. Moreover, our quantum-leap technology, GemXplore Generations, is receiving strong customer response. We therefore continue to be very optimistic about the long-term growth prospects for our Group.”

[1]	Free cash flow excluding non recurring items is defined as net cash flow from operating activities less the purchase of property, plant and equipment and other investments related to the operating cycle (excluding acquisitions and financial investments).

2/16

Third quarter 2005 financial review
•	Income statement
Third quarter 2005 highlights:
•	Robust growth led by the Americas and EMEA[2]: +15.5%.

•	Continuous progress in gross margin: 33.4%, up 3.6 percentage points year-on-year.

•	Substantial increase in operating margin, to 8.6%.

•	Strong increase in attributable net income, to 20.9 million euros.
Net sales rose 15.5% year-on-year, reflecting strong growth in all core businesses and the consolidation of Setec. Adjusted for currency fluctuations, disposals and acquisitions, revenue was up 7.5%.
On a geographical basis, Wireless drove a 36.5% year-on-year growth in revenue in the Americas, after adjusting for currency fluctuations, acquisitions and disposals. In EMEA, adjusted3 net sales increased by 1.9%, year-on-year, and were down 13.7% in Asia.
Gross margin was up 3.6 percentage points year-on-year, to 33.4%. This was driven by strong improvement in Wireless and a more favorable business mix.
Operating expenses4 decreased 4.1% year-on-year to 61.5 million euros, even with the consolidation of Setec.
Operating income grew substantially to 21.3 million euros, leading to an operating margin of 8.6%.
Foreign exchange losses, mainly related to cost of hedging, were fully compensated by net capital gains on equity investments.
Attributable net income is 20.9 million euros, i.e. a 29.4 million euros increase year-on-year.
•	Balance sheet and cash flow statement
Third quarter 2005 highlights:
•	Solid free cash flow of 28.2 million euros, excluding non-recurring items.

•	Strong cash position improved, to 400.8 million euros.
Compared to June 30, 2005, cash is up 27.3 million euros, reflecting profitability improvement and sound management of working capital.

[2]	Europe, Middle-East, Africa

[3]	After adjusting for currency fluctuations, acquisitions and disposals.

[4]	Includes 10.6 million euros of goodwill amortization and restructuring expenses in the third quarter 2004, and the expensing of stock options from the first quarter 2005.

3/16

Segment analysis
•	Telecom
Third quarter 2005 highlights:
•	Record sales in Wireless: shipments up 43% year-on-year, to 87.6 million units.

•	Rapid development of 3G in Europe.

•	Sustained Wireless gross margin above 40%.

•	Substantial improvement in operating margin: up 2.4 percentage points to 15.1%.

				Adjusted
In millions of euros	Q3 2005	Q3 2004	% change	growth[3] (%)

Wireless products & services net sales	154.0	131.1	+17.5%
Wireless gross profit	62.3	50.3	+23.9%
Wireless gross margin	40.4%	38.3%	+2.1 ppts

Prepaid phone cards & scratchcards net sales	13.5	22.1	–39.0%
Prepaid phone cards & scratchcards gross profit	0.9	1.4	–35.1%
Prepaid phone cards & scratchcards gross margin	6.7%	6.3%	+0.4 ppt

Telecom net sales	167.5	153.2	+9.3%	+7.3%
Telecom gross profit	63.2	51.7	+22.3%
Telecom gross margin	37.7%	33.7%	+4.0 ppts

Telecom operating expenses	37.9	32.3	+17.6%
As a % of sales	22.6%	21.0%	+1.6 ppt

Telecom operating income	25.3	19.4	+30.2%
Operating margin	15.1%	12.7%	+2.4 ppt

Wireless continued to enjoy strong growth:
•	Currency adjusted revenue increased 17.6% year-on-year.

•	Shipments rose 43% year-on-year to 87.6 million units, reflecting strong sales notably in the Americas and EMEA.

•	Product mix continued to improve: the share of high-end card shipments rose significantly year-on-year, accounting for 47% of the total in the third quarter 2005, compared with 30% a year ago.

•	Average selling price (ASP) was down 19.4% year-on-year and 2.4% quarter-on-quarter, both currency adjusted.
Wireless gross margin improved 2.1 percentage points year-on-year, led by stronger volume, favorable product and regional mix, lower chip purchasing prices and improved manufacturing efficiency, offsetting ongoing price pressure. Combined with a more profitable business mix, this drove a 4.0 percentage point improvement in Telecom gross margin.
Operating expenses rose 4%, excluding the release of a 4.1 million euros restructuring provision a year ago.
Operating income increased 30% and operating margin was up 2.4 percentage points, to 15.1%.

4/16

•	Financial Services
Third quarter 2005 highlights:
•	Accelerated EMV[5] deployment in Continental Europe.

•	Positive operating income.

					Adjusted[3]
In millions of euros	Q3 2005	Q3 2004	% change		change (%)

Net sales	58.9	53.0		+11.1%	+1.2%
Gross profit	13.7	10.1		+36.2%
Gross margin as a % of sales	23.3%	19.0%	+4.3	ppts

Operating expenses	13.1	24.9		–47.4%
As a % of sales	22.2%	46.9%	–24.7	ppts

Operating income	0.6	–14.8	NM
Operating margin as a % of sales	1.1%	–27.9%	NM

Net sales were up 11% primarily driven by the consolidation of Setec. Payment microprocessor cards continued to see favorable momentum in the third quarter 2005, driven by sustained activity in EMV deployment across all regions. However, a one-time customer renewal program in the UK in the third quarter 2004, led to a modest year-on-year adjusted growth rate.
This quarter saw an acceleration of EMV deployment in Continental Europe and of EMV shipments to Japan.
In total, Gemplus shipped 22.1 million units of payment microprocessor cards, up 30% year-on-year. Payment microprocessor card revenue was up 12% year-on-year. The decline in ASP was led by a higher share of modules in the sales mix.
Operating expenses for the third quarter 2004 included 14.1 million euros for restructuring and goodwill amortization. Therefore, excluding Setec, the one-time cost for the closure of an office, restructuring and goodwill amortization, operating expenses for the third quarter 2005 were stable year-on-year.
•	Identity and Security
Third quarter 2005 highlights:
•	Revenue more than doubled year-on-year, reflecting the consolidation of Setec.

•	Strong organic revenue growth[3]: +51.2%

•	First shipments of e-passport datapages to be issued in Norway and Sweden, the first two countries in the world to issue mandatory e-passports nationwide.

[5]	EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa for the migration of bank cards to smart card technology.

5/16

					Adjusted[3]
In millions of euros	Q3 2005	Q3 2004	% change		change (%)

Net sales	21.5	8.5	+154.5%		+51.2%
Gross profit	5.9	2.2	+162.5%
Gross margin as a % of sales	27.4%	26.6%	+0.8	ppt

Operating expenses	10.5	7.0	+50.1%
As a % of sales	48.8%	83.0%	–34.2	ppts

Operating income	–4.6	–4.8	NM
Operating margin as a % of sales	–21.3%	–56.2%	+34.9	ppts

Organic revenue growth was mainly driven by sales to government agencies in the US and Corporate Security in Europe.
The increase in operating expenses is mainly attributable to the consolidation of Setec.
Year-to-date 2005 financial review
•	Net sales up 8.8%, robust growth in all core business.

•	Gross margin up 2.2 percentage points, to 33.2%.

•	Operating income grew fivefold, to 51 million euros.

•	Strong increase in attributable net income, to 50 million euros

					Adjusted[3]
In millions of euros	YTD 2005	YTD 2004	% change		change (%)

Net sales	677.2	622.5		+8.8%	+5.6%
of which Telecom	474.9	453.9		+4.6%	+4.0%
of which Financial Services	147.1	138.0		+6.5%	+4.7%
of which ID & Security	55.2	30.6		+80.4%	+41.6%

Gross profit	224.7	193.2		+16.3%	NA
Gross margin	33.2%	31.0%	+2.2	ppts	NA

Operating expenses	173.5	183.0		–5.2%	NA
As a % of sales	25.6%	29.4%	–3.8	ppts	NA

Operating income	51.1	10.2		+400.8%
Operating margin	7.6%	1.6%	+6.0	ppts	NA

Attributable net income	49.9	–7.1	NM

Year-to-date sales grew 8.8% with strong growth in all core businesses.
On a geographical basis, Wireless drove a 30.7% revenue increase in the Americas, after adjusting for currency fluctuations, acquisitions and disposals. In EMEA, adjusted3 revenue rose by 2.8% but was down 14.4% in Asia.

6/16

Gross margin was up 2.2 percentage points year-on-year, to 33.2%, reflecting a more favorable business mix as well as improved manufacturing efficiency.
Operating expenses continue to be under control. A 3% increase, excluding restructuring charges and goodwill amortization, but including Setec, compares favorably with the almost 9% growth in revenue.
Operating income grew fivefold to 51.1 million euros, with an operating margin of 7.6%.
Attributable net income jumped to 49.9 million euros, a 57.1 million euros increase year-on-year.
Outlook
The Group continues to see strong momentum in its core businesses. Including Setec, Group revenue growth in 2005 will clearly exceed 10%.
Sales of phone and scratch cards are decreasing faster than expected. Therefore, overall Gemplus organic revenue growth in 2005 will be lower than the 10% growth expectation indicated earlier. Nonetheless, excluding those businesses, organic revenue growth will be noticeably above 10%.
With excellent third quarter results and a 7.6% operating margin year-to-date, the Company remains confident in its ability to show very strong improvement in operating income in 2005.
The Group also continues to expect the Financial Services and ID & Security business units to turn profitable in 2006.
Gemplus intends to remain consistently focused on profitable growth and cost efficiency. The Group continues to expect double digit revenue growth for the coming years and confirms that it is well on track to achieve its mid-term objective of a 10% operating margin in 2007.
Business Highlights
•	Financial Services
On the EMV side, Gemplus delivered multi-application EMV smart card microprocessor modules in mass volume to JCB, the largest card issuer in Japan. Similarly, Gemplus was selected to deliver its new generation of off-line smart banking cards, compliant with the latest MasterCard® specifications for EMV, for the Russian bank, Surgutneftegazbank. Both projects use the DDA6 authentication method.
In addition, Gemplus was selected to deliver its GemInstant cards, which are MasterCard PaypassTM compliant, to one of the top 10 US banks for their contactless payment program.
Finally, Gemplus delivered the first translucent payment cards in volume for the Groupe Caisse d’Epargne. The cards, called GemLucence, with their mandarin-tinted transparent card body, have been specifically designed to appeal to the youth market. The project shows that Gemplus includes marketing innovation alongside technological innovation in order to help its clients attract new customers and reduce churn.

[6]	Dynamic Data Authentication: to reduce the risk of card fraud, EMV standard defined dynamic offline authentication mechanisms based on asymetric cryptography. DDA smart card authentication system generates a unique signature on every transaction, making it very difficult to copy.

7/16

Earnings calendar
Fourth quarter 2005 results are scheduled to be reported on Thursday February 9, 2006, before the opening of Euronext Paris.
Conference Call:
The Company has scheduled a conference call for Wednesday, 26 October 2005 at 2:30 pm CET (1:30 pm GMT and 8:30 am New-York time). Callers may participate in the live conference call by dialing:
+44 (0) 207 365 1849 or +1 718 354 1172 or +33 (0) 1 71 23 04 18
access code 6141137
The slide show will be available on the web site at 12:30 CET (11:30 GMT). The webcast will also be available on the IR section of www.gemplus.com.
Replays of the conference call will be available approximately 3 hours after the conclusion of the live conference call until November 8th, 2005 midnight by dialing:
+44 (0) 207 784 1024 or +1 718 354 11 12 or +33 (0) 1 71 23 02 48
access Code: 6141137#
About Gemplus
Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source: Gartner-Dataquest (2004), Frost & Sullivan, Datamonitor.). It has sold over 5 billion smart cards.
With security at its core, and 2400 patents and patent applications produced by its innovative R&D team, Gemplus delivers a wide range of portable, personalized solutions in areas including Identity, Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Healthcare, WLAN, Pay-TV, e-government and access control.
Gemplus’ revenue in 2004 was 865 million euros.
www.gemplus.com
For more information:

Press Gemplus Jane Strachey Tel: +33 (0) 4 42 36 46 61 Mob: +33 (0) 6 76 49 35 93 Email: jane.strachey@gemplus.com	Investor Relations Gemplus Céline Berthier Tel: +41 (0) 22 544 5054 Email: celine.berthier@gemplus.com

Edelman Frédéric Boullard Tel: +33 (0) 1 56 69 73 95 Email: frederic.boullard@edelman.com	Fineo Tel: +33 (0) 1 56 33 32 31 Email: investors@gemplus.com

8/16

©2005 Gemplus. All rights reserved. Gemplus, the Gemplus logo, are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.
Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

9/16

Gemplus International SA

Gemplus International SA
Press Release — Financial statements
For the quarterly period ended September 30, 2005

10/16

Gemplus International SA

Consolidated Statements of Income

	(in thousands of euros, except shares and per share amounts)
	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
	(unaudited)		(unaudited)

Net sales	247,912	214,665	677,172	622,492
Cost of sales	(165,153)	(150,702)	(452,492)	(429,255)

Gross Profit	82,759	63,963	224,680	193,237

Research and development expenses	(14,984)	(15,253)	(44,387)	(47,699)
Selling and marketing expenses	(29,850)	(23,982)	(84,236)	(74,364)
General and administrative expenses	(17,548)	(14,313)	(46,001)	(46,597)
Restructuring expenses	606	(8,638)	1,522	(8,611)
Other operating income (expense), net	279	(1)	(439)	—
Goodwill amortization and impairment	—	(1,926)	—	(5,748)

Operating income	21,262	(150)	51,139	10,218

Financial income (expense), net	1,894	1,482	5,370	4,289
Share of profit (loss) of associates	(360)	(1,067)	(1,193)	(5,023)
Other non-operating income (expense), net	(27)	(1,844)	71	(4,599)

Income before taxes	22,769	(1,579)	55,387	4,885

Income tax expense	(1,457)	(6,551)	(4,403)	(10,277)

NET INCOME	21,312	(8,130)	50,984	(5,392)

Attributable to:
Equity holders of the Company	20,873	(8,535)	49,876	(7,132)
Minority interest	439	405	1,108	1,740

Net income per share attributable to equity holders of the Company (in euros)
Basic	0.03	(0.01)	0.08	(0.01)
Diluted	0.03	(0.01)	0.08	(0.01)

Shares used in net income per share calculation:
Basic	627,085,562	606,882,853	615,046,595	606,584,841
Diluted	645,019,286	606,882,853	630,519,467	606,584,841

Due to the adoption of IAS 1 (revised 2003) Presentation of Financial Statements, the Company has modified its Consolidated Balance Sheet and its Consolidated Statement of Income. Please refer to Note 2.23 “Comparatives” of our 2004 Annual Report for further details.

11/16

Gemplus International SA

Consolidated Balance Sheets

	(in thousands of euros)
	September 30,	December 31,
	2005	2004
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	400,826	388,430
Trade accounts receivable, net	174,686	148,512
Inventory, net	120,637	115,610
Derivative financial instruments	5,393	33,387
Other current receivables	78,708	66,160

Total current assets	780,250	752,099

Non-current assets:
Property, plant and equipment, net	158,863	148,916
Customer contracts and technology, net	19,491	—
Goodwill, net	90,002	28,197
Deferred development costs, net	22,755	19,222
Other intangible assets, net	6,261	8,965
Deferred tax assets	7,053	6,264
Investments in associates	16,553	12,864
Available-for-sale financial assets, net	2,554	4,752
Other non-current receivables, net	47,781	43,900

Total non-current assets	371,313	273,080

TOTAL ASSETS	1,151,563	1,025,179

LIABILITIES
Current liabilities:
Accounts payable	114,970	94,025
Derivative financial instruments	3,795	—
Salaries, wages and related items	54,752	55,199
Current portion of provisions and other liabilities	77,087	50,217
Current income tax liabilities	30,454	25,708
Current obligations under finance leases	5,688	6,005

Total current liabilities	286,746	231,154

Non-current liabilities:
Non-current obligations under finance leases	29,252	33,663
Non-current portion of provisions	25,225	25,696
Other non-current liabilities	17,219	13,353

Total non-current liabilities	71,696	72,712

Shareholders’ equity:
Ordinary shares	133,092	128,643
Additional paid-in capital	1,062,616	1,031,558
Retained earnings	(406,965)	(459,560)
Other comprehensive income	(6,055)	11,956
Less, cost of treasury shares	(1,985)	(1,985)

Equity attributable to equity holders of the Company	780,703	710,612

Minority interest	12,418	10,701

Total shareholders’ equity	793,121	721,313

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,151,563	1,025,179

Due to the adoption of IAS 1 (revised 2003) Presentation of Financial Statements, the Company has modified its Consolidated Balance Sheet and its Consolidated Statement of Income. Please refer to Note 2.23 “Comparatives” of our 2004 Annual Report for further details.

12/16

Gemplus International SA

Consolidated Statements of Cash Flows

	(in thousands of euros)
	Nine months ended
	September 30,
	2005	2004
	(unaudited)
Cash flow from operating activities:
Net income (loss)	50,984	(5,392)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation, amortization and impairment	30,035	43,905
Changes in non-current portion of provisions and other liabilities, excluding restructuring	(292)	(723)
Deferred income taxes	(1,559)	5,426
(Gain) / loss on sale and disposal of assets	(3,648)	827
Share of (profit) loss of associates	877	5,023
Other, net	(2,018)	(3,102)
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	(2,626)	(3,123)
Trade accounts payable and related current assets	8,619	23,491
Inventories	9,390	(38,599)
Value-added and income taxes	145	19,147
Salaries, wages and other	(9,335)	6,325
Restricted cash	23,277	(21,952)
Restructuring reserve payable	(12,206)	(14,010)

Net cash (used for) from operating activities	91,643	17,243

Cash flows from investing activities:
Sale / (purchase) of activities net of cash (disposed) / acquired	(63,401)	—
Other investments	(1,463)	(3,615)
Purchase of property, plant and equipment	(17,754)	(15,239)
Purchase of other assets	(1,125)	(1,042)
Proceeds from sale of non-current assets	4,803
Change in non-trade accounts payable and other	3,299	2,872

Net cash used for investing activities	(75,641)	(17,024)

Cash flows from financing activities:
Proceeds from exercise of share options	1,817	1,288
Payments on long-term borrowings	(176)	(6)
Proceeds from sales-leaseback operations	—	957
Principal payments on obligations under finance leases	(4,441)	(4,331)
Increase (decrease) in bank overdrafts	(551)	377
Dividends paid by subsidiaries to minority shareholders	(1,307)	(1,214)
Changes in non-trade accounts payables on financing activities	347	—

Net cash (used for) from financing activities	(4,311)	(2,929)

Effect of exchange rate changes on cash	705	1,211
Net increase (decrease) in cash and cash equivalents	11,691	(2,709)
Cash and cash equivalents, beginning of the period	388,430	390,684

Cash and cash equivalents, end of the period	400,826	389,186

13/16

Gemplus International SA

1) Accounting principles:
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).
2) Segment information
2.1) Third Quarter 2005 compared with Third Quarter 2004
2.1.1) Operating Segments

Three months ended			(in millions of euros)
	September		September		Adjusted
Net sales	30, 2005		30, 2004	% change	change (%) (*)

Telecommunications	167.5		153.2	9%	7%
Financial Services	58.9		53.0	11%	1%
Identity and Security	21.5		8.5	155%	51%

Total	247.9		214.7	15%	8%

(in millions of euros)
	September	(% of net	September	(% of net
Gross profit	30, 2005	sales)	30, 2004	sales)	% change

Telecommunications	63.2	38%	51.7	34%	22%
Financial Services	13.7	23%	10.1	19%	36%
Identity and Security	5.9	27%	2.2	27%	162%

Total	82.8	33%	64.0	30%	29%

(in millions of euros)
	September	(% of net	September	(% of net
Operating expenses	30, 2005	sales)	30, 2004	sales)	% change

Telecommunications	(37.9)	23%	(32.2)	21%	18%
Financial Services	(13.1)	22%	(24.9)	47%	–47%
Identity and Security	(10.5)	49%	(7.0)	83%	50%

Total	(61.5)	25%	(64.1)	30%	–4%

(in millions of euros)
					Change in
	September		September		Operating
Operating income (loss)	30, 2005		30, 2004		income (loss)

Telecommunications	25.3		19.4		5.8
Financial Services	0.6		(14.8)		15.4
Identity and Security	(4.6)		(4.8)		0.2

Total	21.3		(0.2)		21.4

(*)	Adjusted for currency fluctuations, disposals & acquisitions
2.1.2) Geographical Segments

Three months ended			(in millions of euros)
	September	September		Adjusted
Net sales	30, 2005	30, 2004	% change	change (%) (*)

Europe, Middle East and Africa	133.3	115.0	16%	2%
Asia	39.2	44.5	–12%	–14%
Americas	75.4	55.2	37%	37%

Total	247.9	214.7	15%	8%

(*)	Adjusted for currency fluctuations, disposals & acquisitions

14/16

Gemplus International SA

2.2) Nine months 2005 compared with Nine months 2004
2.2.1) Operating Segments

Nine months ended					(in millions of euros)
	September		September		Adjusted
Net sales	30, 2005		30, 2004	% change	change (%) (*)

Telecommunications	474.9		453.9	5%	4%
Financial Services	147.1		138.0	7%	5%
Identity and Security	55.2		30.6	80%	42%

Total	677.2		622.5	9%	6%

(in millions of euros)
	September	(% of net	September	(% of net
Gross profit	30, 2005	sales)	30, 2004	sales)	% change

Telecommunications	176.9	37%	156.5	34%	13%
Financial Services	29.7	20%	28.0	20%	6%
Identity and Security	18.1	33%	8.7	29%	107%

Total	224.7	33%	193.2	31%	16%

(in millions of euros)
	September	(% of net	September	(% of net
Operating expenses	30, 2005	sales)	30, 2004	sales)	% change

Telecommunications	(114.1)	24%	(109.9)	24%	4%
Financial Services	(30.7)	21%	(50.3)	36%	–39%
Identity and Security	(28.7)	52%	(22.8)	75%	26%

Total	(173.5)	26%	(183.0)	29%	–5%

(in millions of euros)
					Change in
	September		September		Operating
Operating income (loss)	30, 2005		30, 2004		income (loss)

Telecommunications	62.8		46.5		16.3
Financial Services	(1.1)		(22.2)		21.1
Identity and Security	(10.6)		(14.1)		3.5

Total	51.1		10.2		40.9

(*)	Adjusted for currency fluctuations, disposals & acquisitions
2.2.2) Geographical Segments

Nine months ended			(in millions of euros)
	September	September		Adjusted
Net sales	30, 2005	30, 2004	% change	change (%) (*)

Europe, Middle East and Africa	353.6	320.9	10%	3%
Asia	127.2	147.8	–14%	–14%
Americas	196.4	153.8	28%	31%

Total	677.2	622.5	9%	6%

(*)	Adjusted for currency fluctuations, disposals & acquisitions

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Gemplus International SA

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 26 October, 2005
By:	/s/ Frans SPAARGAREN
	Name:	Frans SPAARGAREN
	Title:	Chief Financial Officer

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